UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35538

The Carlyle Group Inc.

(Exact name of registrant as specified in its charter)

1001 Pennsylvania Avenue, NW

Washington, D.C. 20004-2505

(202) 729-5626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests of The Carlyle Group L.P.

(Title of each class of securities covered by this Form)

Common stock, par value $0.01 per share, of The Carlyle Group Inc.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Effective at 12:02 a.m. (Eastern Time) on January 1, 2020 (the “Effective Time”), The Carlyle Group L.P. (the “Partnership”) converted from a Delaware limited partnership to a Delaware corporation named The Carlyle Group Inc. (the “Corporation” and such conversion, the “Conversion”). At the Effective Time, each Partnership common unit (“Common Unit”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable class of securities of the Partnership and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable class of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date:

Common Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, The Carlyle Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE CARLYLE GROUP INC.

Date: January 13, 2020	By:	/s/ Jeffrey W. Ferguson
		Name:	Jeffrey W. Ferguson
		Title:	General Counsel